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                                     EXHIBIT 21.1

                              Subsidiary of BSM Bancorp

              The current wholly-owned subsidiary of BSM Bancorp is BSM Merger Company. Pursuant to the Plan of Reorganization and Merger Agreement (the "Plan") dated November 20, 1996, attached as Annex I to the Written Consent Statement/Prospectus, upon consummation of the Plan, BSM Merger Company will merge into Bank of Santa Maria, which will then become a wholly-owned subsidiary of BSM Bancorp.